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16021791

SEC Mail Processing Section
AUG 29 2016
Washington DC
412

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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69077

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YYY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARKEN CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

16 ANN VINAL ROAD
(No. and Street)

SCITUATE	MA	02066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD NELSON 617-899-2048
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, DONALD NELSON ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARKEN CAPITAL SECURITIES, LLC , as of JUNE 30 , 20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Norfolk, MA 8/26/16

Signature

MEMBER

Title

Notary Public



CHRISTOPHER J. DUTRA
Notary Public, Commonwealth of Massachusetts
My Commission Expires August 12, 2022

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARKEN CAPITAL SECURITIES LLC

FINANCIAL STATEMENTS

JUNE 30, 2016

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Members
of Harken Capital Securities LLC

We have audited the accompanying statement of financial condition of Harken Capital Securities LLC as of June 30, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Harken Capital Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harken Capital Securities LLC as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, computation of net capital under SEC Rule 15c3-1 and Schedule II, computation for determination of reserve requirements under SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Harken Capital Securities LLC's financial statements. The supplemental information is the responsibility of Harken Capital Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I,

computation of net capital under SEC Rule 15c3-1 and Schedule II, computation for determination of reserve requirements under SEC Rule 15c3-3 (exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.



Norwood, Massachusetts
August 8, 2016

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2016

ASSETS

Cash	$ 60,523
Receivables from non-customers	3,464,583
Other assets	4,257
Total assets	**$ 3,529,363**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 7,582
MEMBERS' EQUITY:	
Members' capital	3,521,781
Total liabilities and members' equity	**$ 3,529,363**

The accompanying notes are an integral part of this statement.

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2016

REVENUES:	
Success fees	$ 3,104,626
Reimbursed expenses	1,441
Total income	3,106,067
EXPENSES:	
Compensation	1,582,173
General operating	111,485
Marketing	18,636
Other expenses	1,020
Professional services	55,858
Regulatory	26,174
Total expenses	1,795,346
NET INCOME	**$ 1,310,721**

The accompanying notes are an integral part of this statement.

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2016

BALANCE, July 1, 2015	$ 2,281,060
Contributions	30,000
Distribution	(100,000)
Net income	1,310,721
BALANCE, June 30, 2016	**$ 3,521,781**

The accompanying notes are an integral part of this statement.

HARKEN CAPITAL SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2016

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:	
Net income	$ 1,310,721
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in other assets	(1,800)
(Increase) Decrease in receivables from non-customers	(1,193,362)
Increase (Decrease) in accounts payable and accrued expenses	(8,276)
Net cash from operating activities	107,283
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Contributions from members	30,000
Distributions to members	(100,000)
Net cash from financing activities	(70,000)
NET INCREASE IN CASH	37,283
CASH, at beginning of year	23,240
CASH, at end of year	**$ 60,523**

The accompanying notes are an integral part of this statement.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At June 30, 2016, the Company had net capital of $52,941, which was $47,941 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 14.32 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company rents office space from its owners on a tenant at will basis. The Company paid them $24,615 for the fiscal year ending June 30, 2016.

Since these are related party transactions, operating results could differ if the entities were autonomous.

NOTE 4 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 4 – FAIR VALUE (continued)

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 8, 2016, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

SCHEDULE I

HARKEN CAPITAL SECURITIES LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2016

CREDIT:	
Total member's equity	3,521,781
DEBITS:	
Nonallowable assets:	
Receivables from non-customers	3,464,583
Other assets	4,257
Total debits	3,468,840
Net capital before haircuts on securities positions	52,941
Haircuts on securities:	
Other securities	-
NET CAPITAL	52,941
Minimum requirement of 6-2/3% of aggregate indebtedness of $7,582 or $5,000, whichever is greater	5,000
Excess net capital	**$ 47,941**
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	**$ 7,582**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**14.32 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of June 30, 2016.

See Independent Registered Public Accountants Firm's Report.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Members
of Harken Capital Securities LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Harken Capital Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harken Capital Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Harken Capital Securities LLC stated that Harken Capital Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Harken Capital Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harken Capital Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Norwood, Massachusetts
August 8, 2016

HARKEN CAPITAL SECURITIES LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2016

To the best knowledge and belief of Harken Capital Securities:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending June 30, 2016.



Signature

MEMBER

Title

See Report of Independent Registered Public Accounting Firm.